Messina Minerals Inc.
2300 – 1066 West Hastings Street
[redacted]umbia

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 5, 2008

Messina Minerals Positive Geophysics Results at Boomerang

Messina Minerals Inc. (MMI-TSXV) has received final results from geophysical surveys on the Tulks South project in central Newfoundland, Canada. Messina has set an exploration budget of $4 million from cash on hand for continuous drilling from May to December 2008. Two drills are expected to begin work within two weeks.

Geophysics Results

Quantec Geophysics completed field surveying test lines in early December 2007 using the Titan 24 'Deep Earth Imaging System' (see NR November 6, 2007). A 3-line orientation survey was designed to determine the signature of both the Boomerang (1.64 million tonne) and adjacent Domino (0.42 million tonne) massive sulphide deposits, plus survey other geologically anomalous areas.

The Titan survey has directly imaged both Boomerang and Domino. This is the first time a geophysical system has successfully imaged these two massive sulphide deposits and it has important positive implications for future exploration.

The Titan survey has also imaged two other shallow anomalies with "Boomerang signatures" that have a similar or greater magnitude in comparison to the Boomerang response which are high-priority drill targets. Six additional anomalies, including larger anomalies beneath Boomerang and Domino, are also identified along the Boomerang horizon.

Boomerang and Domino are zinc-lead-copper-silver-gold volcanogenic massive sulphide lenses considered to have formed as parts of one originally larger deposit that has been fragmented. Geological evidence suggests that other lenses could exist nearby. The Titan survey has provided a way to prioritize and target specific areas for these lenses.

Messina has contracted Quantec Geophysics to provide Titan 24 surveying over a broader region of the Tulks South project targeting extensions of the Boomerang horizon and other parallel prospective trends. Quantec have informed Messina they will mobilize geophysical crews to the Boomerang camp on May 15th. Messina has contracted a geophysicist to be based at the Boomerang camp to process data as it is acquired. Messina expects to target high-priority anomalies as they are identified from the new survey work.

Exploration Program

Messina has budgeted $4 million from cash on hand for drilling and geophysical surveying during 2008. The drill program will focus on testing new targets generated by geophysics coupled with a new understanding of the signatures of massive sulphide deposits specific to the Tulks South project.

Drilling
Two drills are currently positioned at the Boomerang camp on the Tulks South project. Work preparing the camp for drill crews and geophysical crews is underway. Drilling is planned to start within the next two weeks. A minimum of 15,000 meters of exploration drilling is expected to be completed by year-end.

About Messina
As reported June 21, 2007, the Tulks South project hosts an NI43-101 compliant indicated mineral resource of 1,364,600 tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional inferred mineral resource of 689,300 tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver, and 1.0 g/t gold at the combined Boomerang and adjacent Domino deposits (Snowden, 2007).

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland in a region known historically for its zinc resources. Messina's strategy is to discover zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

— 30 —

For further information
Please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

May 5, 2008

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on May 5, 2008 through the facilities of Marketwire via TSX Venture Disclosure Network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 5th day of May, 2008

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

May 5, 2008

Messina Minerals Positive Geophysics Results at Boomerang

Messina Minerals Inc. (MMI-TSXV) has received final results from geophysical surveying on the Tulks South project in central Newfoundland, Canada. Messina has set an exploration budget of $4 million from cash on hand for continuous drilling from May to December 2008. Two drills are expected to begin work within two weeks.

Geophysics Results

Quantec Geophysics completed field surveying test lines in early December 2007 using the Titan 24 'Deep Earth Imaging System' (see NR November 6, 2007). A 3-line orientation survey was designed to determine the signature of both the Boomerang (1.64 million tonne) and adjacent Domino (0.42 million tonne) massive sulphide deposits, plus survey other geologically anomalous areas.

The Titan survey has directly imaged both Boomerang and Domino. This is the first time a geophysical system has successfully imaged these two massive sulphide deposits and it has important positive implications for future exploration.

The Titan survey has also imaged two other shallow anomalies with "Boomerang signatures" that have a similar or greater magnitude in comparison to the Boomerang response which are high-priority drill targets. Six additional anomalies, including larger anomalies beneath Boomerang and Domino, are also identified along the Boomerang horizon.

Boomerang and Domino are zinc-lead-copper-silver-gold volcanogenic massive sulphide lenses considered to have formed as parts of one originally larger deposit that has been fragmented. Geological evidence suggests that other lenses could exist nearby. The Titan survey has provided a way to prioritize and target specific areas for these lenses.

Messina has contracted Quantec Geophysics to provide Titan 24 surveying over a broader region of the Tulks South project targeting extensions of the Boomerang horizon and other parallel prospective trends. Quantec have informed Messina they will mobilize geophysical crews to the Boomerang camp on May 15th. Messina has contracted a geophysicist to be based at the Boomerang camp to process data as it is acquired. Messina expects to target high-priority anomalies as they are identified from the new survey work.

Exploration Program

Messina has budgeted $4 million from cash on hand for drilling and geophysical surveying during 2008. The drill program will focus on testing new targets generated by geophysics coupled with a new understanding of the signatures of massive sulphide deposits specific to the Tulks South project.

Drilling
Two drills are currently positioned at the Boomerang camp on the Tulks South project. Work preparing the camp for drill crews and geophysical crews is underway. Drilling is planned to start within the next two weeks. A minimum of 15,000 meters of exploration drilling is expected to be completed by year-end.

About Messina
As reported June 21, 2007, the Tulks South project hosts an NI43-101 compliant indicated mineral resource of 1,364,600 tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional inferred mineral resource of 689,300 tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver, and 1.0 g/t gold at the combined Boomerang and adjacent Domino deposits (Snowden, 2007).

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland in a region known historically for its zinc resources. Messina's strategy is to discover zinc-copper mineralization that is additive to the Company's zinc-lead-copper-silver-gold resource base.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

For further information
Please contact:
Peter Tallman, President or Carey Livingstone, Corporate Communications
(604) 688-1508
Fax: (604) 601-8253
Email: info@messinaminerals.com
Website: www.messinaminerals.com

END